                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                  Commission File Number 0-23911

                           NOTIFICATION OF LATE FILING

      (Check One): |_| Form 10-K |_| Form 11-K |_| Form 20-F |X| Form 10-Q |_| Form N-SAR

      For Period Ended: JUNE 30, 2001

|_|  Transition Report on Form 10-K        |_|  Transition  Report on Form 10-Q
|_|  Transition Report on Form 20-F        |_|  Transition  Report on From N-SAR
|_|  Transition Report on Form 11-K

      For the Transition Period Ended:
                                      ------------------------------------------

      READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR
TYPE.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification related to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant: FOG CUTTER CAPITAL GROUP INC.

Former name if applicable
                         -------------------------------------------------------

Address of principal executive office (STREET AND NUMBER): 1631 SW COLUMBIA
                                                           STREET

City, state and zip code: PORTLAND, OREGON 97201

                                       PART II
                               RULE 12b-25 (b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

            (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
            (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar
|X| day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
            (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

The Company, Fog Cap L.P. (a subsidiary of the Company and formerly known as Wilshire Real Estate Partnership L.P.) and its two top executives, have been named in a series of lawsuits relating to the receivership of Capital Consultants, L.L.C. ("CCL"). The lawsuits name multiple defendants in addition to the Company and its executives. In addition, the claimants have asserted but have not yet filed claims against a number of additional parties regarding the same alleged losses, including a number of professional advisors to named defendants. The claimants have not described with any specificity the proportion or share of losses, which they claim are attributable to the Company or its executives, as compared to the other parties and other potential defendants.

Although these cases were filed during the period between October 2000 and April 2001, they are still in preliminary stages of pleading and discovery. The parties deferred discovery and delayed the filing of any answers or legal challenges to the sufficiency of the pleadings in order to facilitate a confidential global mediation process, which has been ongoing since May 2001. The Company has been participating in mediation and is in the process of evaluating the current status of the mediation (including the results of a status conferences with the Court held on August 13, 2001) as it pertains to the presentation of the financial statements. As a result, the Company was unable to prepare and review its financial statements by August 14, 2001 without unreasonable effort and expense.

                                     PART IV
                                OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification

            R. SCOTT STEVENSON                 (503) 553-7364
            --------------------------------------------------------------------
                  (Name)                  (Area Code)(Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no,
identify report(s).                                               |X| Yes |_| No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  | | Yes |X| No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                         FOG CUTTER CAPITAL GROUP INC.
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: August 14, 2001                    By /s/ R. Scott Stevenson
                                           -------------------------------------
                                           R. Scott Stevenson
                                           Chief Financial Officer